EXHIBIT 12

HASBRO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Quarter Ended March 28, 2010

(Thousands of Dollars)

Earnings available for fixed charges:
Net earnings	58,943
Add:
Fixed charges	20,291
Income tax benefit	(4,713)
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Total	74,521
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Fixed charges:
Interest expense	16,792
Rental expense representative
of interest factor	3,499
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Total	20,291
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Ratio of earnings to fixed charges	3.67
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